September 30, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	David Link, Esq Cathy Baker, Esq Blaise Rhodes

Re:	Midas Medici Group Holdings, Inc. Registration Statement on Form S-1 Filed August 24, 2009 File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 24, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

General

1.	We note that the prospectus appears to use the words "Company" and "we" to

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

designate Utilipoint as well as Midas Medici. See, e.g., page 13 (risk factor concerning control of holding company by executive officers and directors); page
26 (discussing capital on hand of holding company); page 29 (noting that Utilipoint has funded operations since inception largely through cash from stockholders and third-party financings). See also the risk factor addressing additional capital on page 15 (stating belief that current cash, anticipated cash flow from operations and net proceeds from financing will suffice to meet anticipated cash needs for foreseeable future); page 30 ("Following this offering, we expect the combination of cash flow from operations and the proceeds from the public equity offering to continue to meet our anticipated cash requirements for at least the next twelve months ...."). The lack of differentiation may be confusing. Please revise, as appropriate, to identify the holding company or the subsidiary specifically in any instance where the statement could otherwise be ambiguous.

Response:
“Midas Medici” or the “Registrant” refers only to Midas Medici Group Holdings, Inc., a Delaware corporation, and “we”, “us”, “our” or the “Company” refers to Midas Medici, together with our wholly-owned subsidiary Utilipoint International, Inc. (“Utilipoint”) and its 60% owned subsidiary The Intelligent Project LLC.

The Company has revised to identify Midas Medici and Utilipoint in those instances where statements in the prospectus could be ambiguous as to which entity the statement applies.

2.
Prior to effectiveness, please provide a copy of the letter from the FINRA or a telephone call to inform us that the FINRA has finished its review and has no additional concerns regarding the underwriting arrangements.

Response:
We note the Staff’s comments and will supply either a copy of the letter from FINRA or a telephone call to advise the Staff that FINRA has completed its review and has no additional comments regarding the underwriting agreements.

Prospectus Summary, page 1

3.
Your Prospectus Summary repeats a large amount of disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be clearly set forth in the summary section. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures.

Response:
The Company has revised the prospectus summary to avoid unnecessarily duplication of disclosure contained elsewhere in the document.

Corporate History, page 6

4.
We note your disclosure here that you issued 1,348,516 shares for the purchase of 120,414 Utilipoint shares is inconsistent with your disclosure on F-54 which states that you purchased 42,191 Utilipoint shares. Please reconcile this apparent inconsistency.

Response:
The Company has revised the disclosure to indicate that 1,348,516 shares were issued by the Company in exchange for 42,191 shares of Utilipoint. Please see page 6 of the Registration Statement.

Risk Factors, page 9

5.
We note your statement that "the risks below are not the only risks we are facing. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations." You should not reference risks that are not deemed material. Revise to delete the noted statements.

Response:
The Company has revised to remove the above referenced statement in the introduction section of the risk factor section of the Registration Statement. Please see page 9 of the Registration Statement.

6.	The initial paragraph of this section should make clear that all of the material risks inherent in this offering have been addressed.

Response:
The Company has revised to make clear that all of the material risks inherent in the offering have been addressed. Please see page 9 of the Registration Statement.

7.
Revise your subheadings to ensure they specifically disclose the material risk that you discuss in the text. If a risk factor is included in your prospectus, you should describe the risk clearly and concretely and include the nature of the specific risk or harm in your subheadings. For example, clarify the risks to investors in the subheadings "Fluctuations in foreign currency exchange rates affect our operating results in U.S. dollar terms", "Our ability to use our net operating loss carry forwards may be subject to limitation" and "We have never paid common stock dividends and have no plans to pay dividends in the future". Revise your disclosure to clearly state the risks in each of your subheadings.

Response:
The Company has revised to clearly state the risk in each subheading of the risk factors. Please see pages 13, and 14 of the Registration Statement.

Use of Proceeds, page 17

8.
We note that the registrant will use $500,000 of the proceeds to repay subordinated debt and accrued expenses. Please set forth the interest rate and maturity of such debt. If the indebtedness was incurred within one year, describe the use of the proceeds of the amount(s) borrowed, other than use for working capital. See Instruction four to Item 504 of Regulation S-K. Please also clarify the nature of the referenced accrued expenses.

Response:
The Company has revised to include the information required by Item 504 of Regulation S-K. The Company has also clarified the nature of the accrued expenses reference in the use of proceeds section. Please see page 17 of the Registration Statement.

9.	We note that you will use $484,377 to $771,877 of proceeds for working capital purposes. Indicate the anticipated uses of the working capital proceeds.

Response:
The Company has revised to specify the uses for which it anticipates it will utilize the portion of the proceeds allocated to working capital. Please see page 17 of the Registration Statement.

10.
We note that the prospectus indicates that "[w]e may find it necessary or advisable to use portions of the proceeds for other purposes than identified above. In addition, we will have broad discretion in the application of net proceeds." The company also states that it may depart from the stated uses of the proceeds in the eighteenth risk factor on page 13. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. Please revise as appropriate.

Response:
We have revised to delete the statement that the Company may allocate the funds raised in the offering to other purposes other than disclosed in the prospectus. Please see page 17 of the Registration Statement.

11.
We note that the company indicates that the proceeds may be used to finance   acquisitions of other businesses. Please revise to indicate the identity of any businesses, if known, and if not known the nature of the businesses sought and the status of any negotiations concerning the acquisition.

Response:
The Company has revised to indicate the types of businesses which its management has identified as possible acquisition targets. The Company has also indicated that there are currently no agreements with any third parties for any acquisitions. Please see page 17 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 20

12.
We note from your disclosure on page 27 that Midas Medici issued 1,348,516 shares and 172,597 options to the Utilipoint shareholders to effect the transaction. This appears to represent a 61 % ownership on a fully diluted basis by the Utilipoint shareholders. We also note that prior to the transaction Midas Medici had no operations. Based on your disclosure on page 19, it appears that you are recording the acquisition of Utilipoint as a business combination under SFAS No. 141(R). Please provide us with your detailed analysis supporting your accounting for this transaction as a business combination, including your analysis of paragraphs A11 — A15 and A108 of SFAS 141(R) and EITF 02-5. In your response, please provide the individual ownership percentages of Mr. Baffour and Mr. Kachidza on a pre-acquisition basis for both Utilipoint and Midas Medici.

Response:
After a reviewing paragraphs A11 — A15 and A108 of SFAS 141(R) and EITF 02-5, Midas Medici accounted for the transaction as a business combination due to the following factors:

1.
Midas Medici's business strategy and plan is to acquire companies that enable the development of the smart grid, a plan that is of more scale and more substantive than the acquired company, Utilipoint. Targeted companies include providers of engineering services, data warehousing and information technologies and financial services.

2.	Midas Medici is the entity that issued its equity to Utilipoint shareholders.

3.	The owners of Midas Medici as a group, retain the largest portion of the voting rights in the combined entity.

4.	The directors of Midas Medici, have the ability to elect or appoint or remove a majority of the members of the board of directors of the Company for as long as the Company is in existence.

5.	Senior management of Midas Medici dominates the management of Utilipoint.

6.	Midas Medici is the entity that initiated the acquisition of Utilipoint

7.	Midas Medici is not identified as the acquiree for accounting purposes and Utilipoint is not the acquirer for accounting purposes based on the application of the guidance in paragraphs A10-A15.

8.
Common control did not exist because no individual or group of individuals acting in concert or entity owned more than a 50% interest in each entity or voted a majority of the shares in either company. Common control did not exist because no individual or entity owned more than a 50% interest in each entity or voted a majority of the shares in either company.

Mr. Baffour and Mr. Kachidza each held a 21.4% interest in Utilipoint and each held a 34% interest in Midas Medici prior to the acquisition.

Note 2— Unaudited Pro Forma Condensed Consolidated Net Income (Loss) Per Share, page 23_

13.
It appears that the basic pro forma net income (loss) per share at June 30, 2009 begins with 962,000 shares of common stock of Midas Medici. We note that this shares amount has been adjusted for share transactions that occurred between July 1, 2009 and the filing date of this prospectus. This adjustment does not appear to be    appropriate as these share transactions are not directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide us with a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

Response:
The basic pro forma net income (loss) per share at June 30, 2009, has been adjusted to exclude share transactions that occurred between July 1, 2009 and the filing date of this prospectus that are not directly attributable to the acquisition of Utilipoint or our initial public offering.  Please see pages 20, 21 and 22 of the Registration Statement.

Note 3 — Adjustments of Pro Forma Condensed Consolidated Balance Sheet, page 24

14.
We note that you recorded a pro forma adjustment of $269,000 to eliminate the put stock options pursuant to the employment and separation agreements of two Utilipoint officers. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

Response:
The pro forma financial statements have been adjusted to eliminate transactions that are not directly attributable to the acquisition of Utilipoint or our initial public offering. Please see pages 20, 21 and 22 of the Registration Statement.

15.
We note that you recorded a pro forma adjustment to reflect the return of 425,000 shares to treasury. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

Response:
The pro forma financial statements have been adjusted to exclude share transactions that are not directly attributable to the acquisition of Utilipoint or our initial public offering. Please see pages 20, 21 and 22 of the Registration Statement

16.
We note that you recorded a pro forma adjustment to reflect the additional shares issued between June 30, 2009 and the date of this filing. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

Response:
The pro forma financial statements have been adjusted to eliminate share transactions that were issued subsequent to June 30, 2009 and that are not directly attributable to the acquisition of Utilipoint or our initial public offering.  Please see pages 20, 21 and 22, of the Registration Statement.

17.	Please revise to provide a pro forma adjustment reflecting the tax effects of your other adjustments using the statutory rate.

Response:
No pro forma adjustments for tax effects of our other adjustments are required because the adjustments increase the taxable net loss and any resulting increases to the deferred tax asset from the additional net operating loss carry forward would be fully reserved.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 29

18.           Revise to indicate the company's amount of working capital.

Response:
Liquidity and capital resources discussion has been revised to indicate the company’s amount of working capital. Please see page 29 of the Registration Statement.

19.           Address the company's external sources of liquidity.

Response:
The Company has revised to provide additional disclosure regarding the Company’s external sources of liquidity. Please see disclosure on page 30 of the Registration Statement.

Executive Compensation, page 52

20.
We note that you have provided information regarding the compensation earned by Nana Baffour and Johnson Kachidza who were appointed effective May 15, 2009. Please note Instruction 3 to Item 402(m)(2) which indicates that that if a PEO served in that capacity during any part of a fiscal year with respect to which information is required, information should be provided as to all of his or her compensation for the full fiscal year. Please revise or advise. We may have further comment.

Response:
The Company has revised to disclose that Nana Baffour and Johnson Kachidza received no compensation in 2008 and 2007. Please see page 52 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 54

21.           Please revise to provide an address for B.N. Bahadur.

Response:
The Company has revised to provide an address for B.N. Bahadur. Please see page 54 of the Registration Statement.

Certain Relationships and Related Transactions, page 55

22.
Please provide further details concerning the arrangement under which the company has incurred the management fees and expenses of $100,000 owed to KLI and referenced in the second full paragraph on page 55. Explain the relationship, if any, to the Management Agreement between Utlipoint and KLI that is discussed in the last full paragraph on page 55. Please attach any relevant written agreement as an exhibit to the registration statement.

Response:
The Company has revised to disclose that approximately $100,000 in management fees and expenses are owed to KLI pursuant to the Management Agreement which became effective on July 23, 2007 and terminated upon the completion of the Utilipoint acquisition. Please see page 54 of the Registration Statement.

23.
Please provide as exhibits to the registration statement (i) the Reimbursement Agreement, (ii) the return to treasury agreements dated July 29, 2009, (iii) the senior subordinated debentures issued to KLI, and (iv) the Management Agreement, all referenced on page 55.

Response:
The Company has included (i) the Reimbursement Agreement, please see exhibit 10.13, (ii) the form of Return to Treasury agreements, please see exhibit 10.12, (iii) Senior subordinated debentures issued to KLI, please see exhibits 10.15 and 10.16, and (iv) Management Agreement, please see exhibit 10.14.

24.
Please add the information required by Item 404 of Regulation S-K concerning the Capital Commitment Agreement with KLI and the Intelligent Project, LLC, a KLI portfolio company, and the other related agreements. See, e.g., page F54. Please also provide as exhibits to the registration statement the Capital Commitment Agreement and the ancillary agreements, see, e.g., pages F-34-35.

Response:
The Company has revised to include the Capital Commitment Agreement and the ancillary agreements, please see exhibits 10.5 through 10.10.

Financial Statements

General

25.
Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Response:
A currently dated consent from each of REDW, LLC and RBSM is included as exhibits 23.1 and 23.2.

Utilipoint International, Inc. Unaudited Financial Statements for the Six Months Ended June 30, 2009
Notes to Condensed Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies, page F-41

26.
Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements.

Response:
An adjustment has been made to the interim financial statement footnotes that affirmatively states that, the financial statements include all adjustments that in the opinion of management are necessary in order to make the financial statements not misleading.

Exhibits

27.
We note that Exhibit 3.1 provides the articles of incorporation, and Exhibit 3.3 provides the bylaws, of Mondo Acquisition I. Please revise to provide the articles of incorporation and the bylaws of the registrant as currently in effect.

Response:
Mondo Acquisition I, is the predecessor to Midas Medic Group Holdings, Inc. Therefore the Articles of Incorporation incorporated by reference are the original Articles of Incorporation of Mondo Acquisition I. The Company effected a name change to Midas Medici Group Holdings, Inc.  on May 26, 2009. The name change was effected by filing a Certificate of Ownership of Mondo Acquisition I, Inc. and Midas Medici Group Holdings, Inc. which is incorporated by reference to the Form 8-K filed on May 27, 2009.

The Company has included updated Bylaws to reflect the new name of the Company.

28.	It appears that the date cited for the Form 8-K that is incorporated by reference in Exhibits 3.2 is erroneous. Please revise.

Response:
The Company has revised to include the correct date of the Form 8-K.

29.
It appears that Exhibit 21, Subsidiaries, should include the Czech subsidiary of Utilipoint. Please provide also the jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

Response:
The Company has included a revised Exhibit 21.

30.
Please provide as exhibits the various leases described on page 46 and any agreements governing the stock issuances and sales to certain investors on July 17, July 31 and August 14, 2009, see, e.g., pages 25-26 and II-2. In the alternative, please explain why you are not required to provide such instruments and agreements. See Item 601(b).

Response:
The leases are included as exhibits 10.17 through 10.20.  We have included the form of subscription agreement signed by each of the investors who invested on July 17, July 31 and August 14, 2009, Please see exhibit 10.11.

31.	Please file the remaining exhibits as soon as possible to allow the staff adequate time to review the documents.

Response:
The Company notes the Staff’s comment and will endeavor to file all remaining exhibits as soon as possible.

Exhibit 5.1 Legality Opinion

32.	Please revise to file a dated legality opinion by Sichenzia Ross Friedman Ference LLP.

Response:
The Company has included a dated legality opinion of its counsel. Please see Exhibit 5.1.

33.
We note your statement that "we are opining solely on (i) with respect to the opinions expressed in paragraph (1) above, all applicable statutory provisions of Delaware corporate law, including ...." Please revise to clarify that with respect to the purchase option shares in paragraph (3) you are opining upon Delaware corporate law including the rules and regulations, the applicable provisions of the Constitution of the State of Delaware and all applicable judicial and regulatory determinations.

Response:
The opinion has been revised. Please see exhibit 5.1.

Mondo Acquisition I Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Report of Independent Registered Public Accounting Firm, page F-1

34.
Please advise your independent accounting firm to revise the first paragraph of their audit report to include the December 31, 2007 balance sheet as it appears this balance sheet is included in the financial statements presented.

Response:
We intend to file an amendment to the 10-K to include a revised audit report of RBSM, LLP.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 15

35.
We note your statement that a "disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed from the disclosure.

Response:
We intend to file an amendment to the 10-K to disclose that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level

Section 302 Certifications

36.	We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	you replaced the word "report" with "annual report" in various instances
•	the head note to paragraph 5 did not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f))

Please revise your certifications to address the issues noted above.

Response:
The Company intends to include revised Section 302 certifications to comply verbatim with Item 601(31)

Midas Medici Group Holdings, Inc. Form 10-Q for the Six Months Ended June 30, 2009

Item 4T. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 5

37.
We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Response:
The Company intends to file an amendment to the Form 10-Q for the six months ended June 30, 2009 to provide the entire definition of disclosure controls and procedures, along with a clear conclusion regarding effectiveness with respect to each component

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Thomas A. Rose